

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2014

Via E-mail
Martin E. Stein, Jr.
Chief Executive Officer
Regency Centers Corporation
One Independent Drive, Suite 114
Jacksonville, FL 32202

      Re: **Regency Centers Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 19, 2014
             File No. 001-12298

             Regency Centers, L.P.
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 19, 2014
             File No. 000-24763

Dear Mr. Stein:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 40

1.   In future Exchange Act reports, please discuss in the MD&A section, any trends or re-tenanting issues, such as trends related to occupancy within the small shop subset of your portfolio, if they will have a material impact upon net income.

<u>Liquidity and Capital Resources, page 45</u>

2.   In future Exchange Act periodic reports, with respect to your ATM program, please disclose the use of proceeds for sales occurring during the reference period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3585 with any other questions.

                                        Sincerely,

                                        /s/ Stacie D. Gorman

                                        Stacie Gorman
                                        Senior Counsel